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                                                                      EXHIBIT 18

March 24, 2000


Environmental Power Corporation
500 Market Street, Suite 1-E
Portsmouth, NH 03801

Dear Sirs/Madams:

We have audited the consolidated financial statements of Environmental Power Corporation as of December 31, 1999 and for the year ended, included in your Annual Report on Form 10-K to the Securities and Exchange Commission, and have issued our report thereon dated March 24, 2000. Notes B and Q to such financial statements contain a description of your change during the year ended December 31, 1999 to account for major maintenance and overhaul expenditures at power production facilities as incurred. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP

Boston, MA